Exhibit 12

TXU ELECTRIC DELIVERY COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2005	2004	2003	2002	2001
	millions of dollars, except ratios

EARNINGS:
Income from continuing operations	$351	$255	$258	$245	$228
Add: Total federal income taxes	174	116	126	118	119
Fixed charges (see detail below)	281	287	309	274	280

Total earnings	$806	$658	$693	$637	$627

FIXED CHARGES:
Interest expense, excluding capitalized interest	$275	$283	$304	$270	$274
Rentals representative of the interest factor	6	4	5	4	6

Total fixed charges	$281	$287	$309	$274	$280

RATIO OF EARNINGS TO FIXED CHARGES	2.87	2.29	2.24	2.32	2.24